Resolution 8 Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Resolution 8 Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 30, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,580	146,222
Accounts Receivable	5,899	-
Total Current Assets	14,479	146,222
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	1,945	3,737
Total Non-Current Assets	1,945	3,737
TOTAL ASSETS	16,424	149,959
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,873	11,240
Deferred Revenue	26,188	15,997
Accrued Interest	8,109	3,701
Total Current Liabilities	38,171	30,938
Long-term Liabilities		
Future Equity Obligations	1,053,280	811,492
Notes Payable - Related Party	215,000	110,000
Total Long-Term Liabilities	1,268,280	921,492
TOTAL LIABILITIES	1,306,451	952,430
EQUITY		
Common Stock	76	76
Accumulated Deficit	(1,290,103)	(802,546)
Total Equity	(1,290,027)	(802,470)
TOTAL LIABILITIES AND EQUITY	16,424	149,959

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	123,259	11,699
Cost of Revenue	54,800	6,400
Gross Profit	68,459	5,299
Operating Expenses		
Advertising and Marketing	87,279	33,372
General and Administrative	56,521	87,359
Engineering Expense	407,497	444,657
Depreciation	1,792	1,468
Total Operating Expenses	553,088	566,856
Operating Income (loss)	(484,629)	(561,557)
Other Income		
Other	1,481	-
Total Other Income	1,481	-
Other Expense		
Interest Expense	4,408	2,000
Total Other Expense	4,408	2,000
Provision for Income Tax	-	-
Net Income (loss)	(487,556)	(563,557)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(487,556)	(563,557)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,792	1,468
Accounts Payable	(7,367)	10,891
Accrued Interest	4,408	2,000
Accounts Receivable	(5,899)	-
Deferred Revenue	10,191	15,997
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,126	30,356
Net Cash provided by (used in) Operating Activities	(484,430)	(533,201)
INVESTING ACTIVITIES		
Equipment		(1,945)
Net Cash provided by (used by) Investing Activities	-	(1,945)
FINANCING ACTIVITIES		
Future Equity Obligations	241,789	636,492
Note Payable - Related Party	105,000	10,000
Net Cash provided by (used in) Financing Activities	346,789	646,492
Cash at the beginning of period	146,223	34,877
Net Cash increase (decrease) for period	(137,642)	111,345
Cash at end of period	8,581	146,223

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2020	8,419,375	76	-	(238,989)	(238,913)
Net Income (Loss)	-	-	-	(563,557)	(563,557)
Ending Balance 12/31/2020	8,419,375	76	-	(802,546)	(802,470)
Net Income (Loss)	-	-	-	(487,556)	(487,556)
Ending Balance 12/31/2021	8,419,375	76	-	(1,290,103)	(1,290,027)

Resolution 8 Technologies, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Revolution 8 Technologies, Inc. (the "Company") was incorporated in the State of Delaware on January 19th. 2019. The Company develops online dispute resolution technology with the goal of applying this technology to multiple legal vertical markets. The first application is in the divorce market, under brand name Bliss Divorce. Bliss Divorce uses patented Relational Dispute Resolution™ technology to help couples reach a full agreement and move on without the cost, time, and conflict of attorneys.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by charging a fee to use its platform and subsequently a referral fee once the customer is referred to a mediator. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users and revenue is recognized upon completion of the online platform at which point the Company has fulfilled all obligations. The Company had deferred revenue in the amounts of $26,188 and $15,997 as of December 31st, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Computers	3	5,377	3,432	-	1,945
Grand Total	**3**	**5,377**	**3,432**	**-**	**1,945**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	4,893,333	$-
Granted	-	$-
Vested	(1,987,917)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2020	2,905,417	$-
Granted	-	$-
Vested	(1,987,917)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	917,500	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	1,210,000	$-
Granted	300,000	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	1,510,000	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	1,510,000	$-
Options exercisable, December 31, 2021	725,313	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	1,119,866	$-
Granted	300,000	$-
Vested	(349,658)	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	1,070,208	$-
Granted	-	$-
Vested	(285,521)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	784,688	$-

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505(Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The Company had entered into two warrant agreements as of December 31st, 2021.

One warrant was issued on February 25th, 2019. The warrant gave the holder the right to buy 1% or 88,500 of the Company's stock for $50,000. The warrant expires at the earliest of either 7 years or the closing date of the qualified financing, or any business transaction resulting in the Company losing 50% of their voting power.

The other warrant was issued on August 11th, 2021. The warrant gave the holder the right to invest up to $250k in a qualified funding round at a 20% discount resulting in the purchase of potentially 3.125% of the Company's stock if exercised. The warrant does not have any set expiration date.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into various loan agreements with two of its founders. The loan amounts accrue interest of 2% if entered during 2019 and 5% if entered in or after 2020. The loan balances were $110,000 as of December 31st, 2020, and $215,000 as of December 31st, 2021. The Company subsequently entered into loans totaling $221,000 with these founders in 2022 that accrue 5% interest. The loans all mature between 2022 and 2023.

See Note 5 – Debt disclosure for the principal maturity table detailing principal maturities 5 years after 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related and third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $8M.

See Note 3 – Related Party Transactions disclosure for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$160,000
2023	$276,000
2024	-
2025	-
2026	-
Thereafter	-

The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock, with a par value of $0.00001 per share. As of December 31st, 2021, the Company has 8,419,375 shares issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company can issue compensatory equity interests to members, employees, contractors, and advisors. As of December 31st, 2021, the Company has reserved 816,875 shares of the common stock, which are included in the shares issued and outstanding above for options for future issuance. These 816,875 reserved shares have a vesting schedule of 24-48 months. These shares began to vest in 2018-2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2022, the date these financial statements were available to be issued.

On May 31st, 2022, a former employee exercised options for 46,875 shares at an exercise price of $0.0001 per share in the Company.

See Note 3 – Related Party Transactions for details of related party loans entered into after to December 31st, 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.